Filed pursuant to 424(b)(3)
Registration No. 333-159445

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 3 DATED NOVEMBER 1, 2010

TO THE PROSPECTUS DATED SEPTEMBER 14, 2010

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc., dated September 14, 2010 (the “Prospectus”), as supplemented by Supplement No. 2 dated October 1, 2010. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A. To provide an update on the status of our initial public offering;

B. To update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Completed Real Property Acquisitions;” and

C. To update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Debt Secured by our Real Property.”

A. Status of Our Initial Public Offering

As of October 28, 2010, we had sold approximately 9.5 million of our common shares in our initial public offering for gross proceeds of approximately $94.6 million, including approximately $0.6 million from the sale of approximately 66,000 of our common shares through our distribution reinvestment plan. As of that date, based on our current allocation, approximately 193.1 million shares remained available for sale pursuant to our initial public offering, including 52.6 million shares available for sale through our distribution reinvestment plan. We may continue to offer shares of our common stock until December 18, 2011, unless extended for up to an additional one year period. We reserve the right to terminate the offering at any time.

B. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Completed Real Property Acquisitions”

The following is inserted at the end of the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Completed Real Property Acquisitions” and supersedes Section E of Supplement No. 2, dated October 1, 2010:

Atlanta Portfolio

On November 1, 2010, we acquired a 100% fee interest in a property located in Suwanee Pointe, Atlanta, Georgia, which we refer to as the “Atlanta Portfolio”, which is comprised of two industrial buildings located in northeast Atlanta, Georgia, aggregating approximately 232,000 square feet on 16.9 acres. In connection with this acquisition, a Purchase and Sale Agreement was entered into by and between IIT Acquisitions and Suwanee Pointe Investors, LLC, which we refer to as the “Suwanee Purchase Agreement.” The Atlanta Portfolio is currently approximately 96% leased to 10 tenants under lease agreements with varying lease terms. Three of these tenants, Potter Roemer CA, LLC, Division 7 Supply, Inc. and Tatitlek Support Services, Inc., each individually lease more than 10% of the rentable area of the Atlanta Portfolio, as described below:

•

Potter Roemer CA, LLC Potter Roemer CA, LLC, a manufacturer and supplier of fire protection products (including hose and valve cabinets, fire hose, fire extinguishers, fire department valves and connectors), leases 66,853 square feet or approximately 29% of the portfolio’s rentable area under a lease that expires in January 2013 and contains two, four-year renewal options. The annual base rent under the lease is currently approximately $0.3 million, and is subject to annual rent escalations of approximately 3.0%.

•

Division 7 Supply, Inc. Division 7 Supply, Inc., a locally owned and operated supplier of roofing and insulation materials, leases 32,830 square feet or approximately 14% of the portfolio’s rentable area under a lease that expires in August 2013 and contains one five-year renewal option. The annual base rent under the lease is currently approximately $0.1 million, and is subject to annual rent escalations of approximately 2.5%.

•

Tatitlek Training Services, Inc. Tatitlek Training Services, Inc., a provider of pre-deployment military training primarily for the United States Army and United States Marine Corps, leases 28,733 square feet or approximately 12% of the portfolio’s rentable area under a lease that expires in July 2015 and contains no renewal options. The annual base rent under the lease is currently approximately $0.2 million, and is subject to annual rent escalations of approximately 3.0%.

In general, each tenant will be responsible for the reimbursement of certain operating costs and its proportionate share of real estate taxes, insurance and common area maintenance costs.

The total purchase price for the Atlanta Portfolio was $14.2 million, exclusive of additional transfer taxes, due diligence and closing costs. We estimate that the property has a capitalization rate of approximately 8.0%, Per the terms of the Advisory Agreement, we incurred an acquisition fee of $0.3 million, equal to 2.0% of the purchase price, payable to our Advisor. We funded the acquisition using proceeds from this offering and debt financing described below.

Our management considers Atlanta, Georgia to be a significant industrial market due to its prominence as an important inland distribution hub, and believes that the Atlanta Portfolio is suitable for its intended purposes and has no immediate plans for material renovations or other capital improvements. The Atlanta Portfolio is adequately covered by insurance. The aggregate cost of this acquisition (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the Atlanta Portfolio during each of the past three years ended December 31:

Year (1)	Weighted Average Occupancy	Average Effective Annual Gross Rent per Leased Square Foot (2)
2007	17%	$5.68
2008	66%	$5.20
2009	84%	$5.38

(1)	Data for the years ended December 31, 2005 and 2006 is not available as the buildings comprising the Atlanta Portfolio were constructed in 2007.

(2)

Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s straight line total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for the period from September 30, 2010 through December 31, 2010 and for each of the years ending December 31, 2011 through 2018 for the Atlanta Portfolio:

	Number of Leases	Gross Leasable Area		Annual Base Rental Income of Expiring Leases	Percent of Total Annual Base Rental Income
Year		Approximate Square Feet	Percent of Total Leasable Area
2010	—	—	—	—	—
2011	—	—	—	—	—
2012	2	26,042	11%	135,549	12%
2013	4	112,656	49%	532,417	46%
2014	2	24,720	11%	137,604	12%
2015	2	28,733	13%	169,730	13%
2016	1	15,199	6%	88,914	8%
2017	—	—	—	—	—
2018	1	14,654	6%	98,182	9%
2019	—	—	—	—	—

D. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Debt Secured by our Real Property”

The following updates the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Debt Secured by our Real Property” beginning on page 76 of the Prospectus, as updated in Supplement No.2, dated October 1, 2010

Debt Secured by the Atlanta Portfolio

In order to fund a portion of the acquisition of the Atlanta Portfolio, on November 1, 2010, we, through one of our subsidiaries, entered into a $7.8 million fixed rate loan agreement with ING USA Annuity and Life Insurance Company, which we refer to as the “ING Loan.” The ING Loan is secured by a deed to secure debt and related assignments and security interests in the Atlanta Portfolio. The ING Loan has an annual fixed interest rate of 4.90%, requires monthly amortization payments (based on a 30-year amortization schedule) and has a contractual maturity on November 1, 2040; however, the expected maturity date of the loan, based on its underlying structure, is November 1, 2020. Certain key terms of the ING Loan are described in the table below.

Lender	Origination Date	Maturity Date		Loan Amount	Interest Rate
ING USA Annuity and Life Insurance Company	November 1, 2010	November 1, 2020	*	$7.8 million	4.90%

*	The expected maturity date based on underlying structure of facility. The contractual maturity date is November 1, 2040.

The ING Loan agreement allows for prepayment, subject to certain prepayment premiums. In addition, it contains customary affirmative, negative and financial covenants, agreements, representations, warranties and indemnities, including indemnification for losses arising out of certain environmental issues at the respective properties, and borrowing conditions, all as set forth in the ING Loan agreement. The ING Loan agreement also contains various customary events of default, which are defined in the agreement. As is customary in such financings, if an event of default occurs under the ING Loan agreement, the lender may accelerate the repayment of amounts outstanding and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.

The Company’s subsidiary that directly owns the property securing the loan is the borrower under the ING Loan. The Operating Partnership has provided customary non-recourse guarantees of certain of the obligations under the ING Loan.